EXHIBIT 99.1

North American Construction Group Ltd. Announces Voting Results of Annual Meeting of Shareholders

ACHESON, Alberta, May 16, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced the results of its Annual Meeting of Shareholders held on May 15, 2024. Shareholders elected directors, approved the appointment of KPMG LLP as the independent auditors of the Company and approved a non-binding advisory vote regarding the Company’s approach to executive compensation. The following are the results of the votes held at the meeting:

	Outcome	Votes For	Withheld or Against
Election of Martin R. Ferron as director	Passed	99.27%	0.73%
Election of Vanessa A. Guthrie as director	Passed	98.84%	1.16%
Election of Joseph C. Lambert as director	Passed	98.91%	1.09%
Election of Bryan D. Pinney as director	Passed	99.21%	0.79%
Election of John J. Pollesel as director	Passed	99.89%	0.11%
Election of Maryse C. Saint-Laurent as director	Passed	92.01%	7.99%
Election of Thomas P. Stan as director	Passed	99.89%	0.11%
Election of Kristina E. Williams as director	Passed	98.62%	1.38%
Appointment of KPMG LLP as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration	Passed	98.55%	1.45%
Approval of the non-binding advisory resolution to accept the approach to executive compensation disclosed in the management information circular delivered in advance of the meeting	Passed	84.95%	15.05%

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
jveenstra@nacg.ca
www.nacg.ca